UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2006.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: October 5, 2006                      /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO

CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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SEPTEMBER 14, 2006                             TRADING SYMBOLS:     TSXV -  CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT -  C8M



                  CENTRASIA COMPLETES I.P. SURVEY AT BULAKASHU
          AND IDENTIFIES DRILL TARGETS AT SEVERNY PORPHYRY COPPER-GOLD
                          AND KARABULAK GOLD PROSPECTS

Centrasia Mining Corp. ("the Company") announces that it has completed an I.P. geophysical survey at its Bulakashu Property in northern Kyrgyzstan and is mobilizing a drill to test newly defined targets at Karabulak and Severny. The Bulakashu property is approximately 240 square kilometres in size and straddles the Kyrgyz Kungey metallogenic belt that crosses northern Kyrgyzstan. The Kyrgyz Kungey belt is one of the metallogenic provinces within the Tien Shan belt and is host to several multi-million ounce gold deposits such as Jerooy and Taldy Bulak Levoberzny. To date, over 20 Au and Au/Cu showings have been identified on the property.

KARABULAK

In August 2006, the Company completed a dipole-dipole, IP/resistivity survey totaling three line kilometres over the Karabulak Prospect.

The I.P. survey identified a northwest dipping resistivity anomaly coincident with the WSW trending, NNW dipping, silicified quartz stockwork zone exposed on surface. The resistivity anomaly indicates that the quartz stock work zone remains open to the northeast and southwest and is open at depth on the middle and western most lines, suggesting that the quartz stockwork zone exposed on surface extends at least 200 metres down dip.

The Karabulak prospect is a linear, gold bearing quartz stockwork exposed for over 400 metres. The stockwork trends parallel to and is hosted within the hanging wall of the Karabulak Thrust Fault. Drilling completed in 2004, confirmed the shallow down dip potential of gold mineralization discovered in surface trenching. Assay results from the historic trenching and continuous chip sampling completed by Soviet geologists (Upper Susamir Party) from 1960 to 1963 yielded the following selected significant intervals; 35.4 g/t Au over 8.2 metres, 7.1 g/t Au over 4.0 metres, 6.49 g/t Au over 11.45 metres, and 2.2 g/t Au over 22.2 metres. (see March 15, 2005 Press Release).

Four drill holes were completed in 2004 and returned the following results;

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                                                    INTERVAL        AU
  HOLE                        FROM         TO          (m)         (g/t)
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 BK04-02                       60          65          5.0         1.19
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 BK04-03                        9          13          4.0         8.08
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 BK04-04                       29          60         31.0         2.28
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 BK04-05                       12          30         18.0         1.69
      Including                25          30          5.0         4.61
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

                                      -2-



Three drill holes totaling 750 metres are planned to test the resistivity anomalies. Douglas Turnbull, the Company's C.E.O. and President states, "We are encouraged by the resistivity data from the recent test survey. Resistivity appears to be a useful tool in identifying the most intensely silicified portions of the quartz stock work system and possibly the controls on bonanza grade gold mineralization at Karabulak."

SEVERNY

Severny is a porphyry copper-gold prospect consisting of a porphyritic diorite intruding andesitic volcanics. The andesites are often metamorphosed to hornfelsed and partially cap the diorite. Alteration in the andesite ranges from an outward zone, approximately 4 square kilometres, of propylitic alteration expressed by chlorite, weak pyrite and epidote to an inward zone, approximately
0.75 square kilometres, of argillic alteration typified by clay and weak sericite. Copper-gold mineralization is found in the diorite porphyry, in the contacts with the andesite, in small dikes of the diorite porphyry, and along faults that cut the andesite

This year, the road to Severny was extended giving access to the upper part of the prospect and excellent exposure in the hornfelsed volcanics and limited exposure of the upper most portion of the underlying diorite body. Continuous chip samples were collected along the road cuts where bedrock was exposed. A total of 606 samples were collected to date during 2006 with assays ranging from nil to 4.5% Cu and up to 37.7 g/t Au. Only 276 results have been received to date. A total of 75 samples assayed greater than 0.1 g/t Au with an additional 51 samples assaying greater than 1.0 g/t Au. A total of 39 samples assayed greater than 0.1% Cu with an additional 14 assaying greater than 1.0% Cu. The alteration pattern and the mineralization found in diorite dikes, faults, and quartz veins gave rise to the speculation that there may be a large buried porphyry Cu-Au target below the present surface and the wide-spread vein and fracture controlled Cu and Au mineralization sampled on surface is leakage from the underlying porphyry system.

In August 2006, a 15 line kilometre dipole-dipole IP/resistivity survey consisting of 200 metre spaced lines was completed over the Severny target area. Results of the survey defined a large zone of conductivity (1 km by 2 km), ranging from 50-200 metres from surface and open to depth and to the NE. The coincidence of this anomaly and the copper and gold mineralization identified on surface further supports the exploration model of a buried porphyry Cu/Au system at depth.

At the southwestern side of the survey area, the I.P. survey identified a very strong, steeply dipping resistivity anomaly coincident with a shear hosted quartz vein system, ranging in width from 10 to 50 metres wide. Early in the summer, four random 1 metre chip samples were collected from this zone and returned results of 2.9, 4.1, 6.4 and 37.7 g/t Au.

Douglas Turnbull, the Company's C.E.O. and President states, "In addition to the wide spread copper and significant gold assays from surface sampling at Severny, we are very encouraged to see a large coincident zone of conductivity that supports our theory that we are looking at the upper levels of a porphyry Cu-Au target at Severny. It is also great to see some of these peripheral zones of high grade gold and base metal mineralization that fit nicely into the porphyry model and may prove to be stand alone exploration targets."

Four drill holes totaling 1000 metres are planned for Severny. It is anticipated that the drill program for Karabulak and Severny will commence before the end of October, 2006.

Also in connection with the Bulakashu Property, the Company has competed the previously announced acquisition of Bulakashu Mining Company as its wholly owned Kyrgyz subsidiary and its acquisition of the Eastern Sary Jaz Property, under a new Option Agreement dated January 6, 2006 which replaces the option agreement of July 8, 2005 and the Memorandum of Understanding entered into in November, 2005. The property vendor, Marsa Gold Corp., has assigned its entire interest to Kantanna Company Limited. Both companies are controlled by Oleg Kim, a director of Centrasia.

Centrasia's exploration programs are carried out under the supervision of the Bill Tafuri, P.Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101. Mr. Tafuri has reviewed the technical information presented in this news release.

Centrasia Mining Corp.'s headquarters is in Vancouver, Canada, with exploration offices in Bishkek, Kyrgyzstan and Almaty, Kazakhstan. The company is actively engaged in the exploration and acquisition of precious and base metal projects in Central Asia. Centrasia is listed for trading on the TSX Venture Exchange under the symbol "CTM", on the Frankfurt Stock Exchange under the symbol "C8M" and on the OTCBB under the symbol "CTMHF".

To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the
Board of Directors

CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
______________________
Douglas Turnbull
President & C.E.O.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.